5
1
<SROS>NASDAQ
<REPORTING-OWNER>
  0001128301
  Director
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  Ohio Casualty Corporation
  0000073952
  <IRS-NUMBER>31-0783294
</SUBJECT-COMPANY>
<PERIOD>12/31/02

5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)

   DOLAN, CATHERINE E.
   2405 WESTFIELD RD.
   CHARLOTTE, NC  28207

2. Issuer Name and Ticker or Trading Symbol

   Ohio Casualty Corporation (OCAS)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year

   12/31/02

5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)

   Non-Employee Director

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                  06/03/02    A        751 (1)       A  $19.9600     3,562          D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $13.1250                                                                   03/23/01     03/23/10
(right to buy)
Non-Qualified Stock Option     $15.7500                                                                   02/23/95     08/23/04
(right to buy)
Non-Qualified Stock Option     $17.2500                                                                   11/21/96     05/21/06
(right to buy)
Non-Qualified Stock Option     $19.6500        04/22/02       A         6,000                                          04/22/12
(right to buy)
Non-Qualified Stock Option     $19.8125                                                                   11/25/99     05/25/09
(right to buy)
Performance Shares             $0.0000         12/31/02       A         1,304

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Non-Qualified Stock Option               Common Stock                   15,000                    15,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   6,000                     6,000         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   6,000                     6,000         D   Direct
(right to buy)
Non-Qualified Stock Option     04/22/02  Common Stock                   6,000                     6,000         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   6,000                     6,000         D   Direct
(right to buy)
Performance Shares             12/31/02  Common Stock                   1,304         (2)         8,029         D   Direct

Explanation of Responses:

(1)  Shares awarded pursuant to the Ohio Casualty Corporation 2002 Stock Incentive Plan as partial payment of
     2002 annual retainer.

(2)  The performance shares were accrued under the Ohio Casualty Corporation Directors Deferred Compensation
     Plan during 2002 and are to be settled in cash upon the reporting person's retirement.


SIGNATURE OF REPORTING PERSON

/S/ DOLAN, CATHERINE E.

DATE 02/04/03